NATIONAL
                              HOLDINGS CORPORATION

                  120 Broadway, 27th Floor, New York, NY 10271,
                      Phone 212-417-8210, Fax 212-417-8010

June 29, 2006


VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attention: Amit Pande, Assistant Chief Accountant

Re:   Olympic Cascade Financial Corporation
      Form 10-K for the Fiscal Year Ended September 30, 2005
      Form 10-Q for the Fiscal Quarter Ended December 31, 2005
      File No. 001-12629

Ladies and Gentlemen:

      On behalf of National Holdings Corporation f/k/a Olympic Cascade Financial Corporation (the "Company"), set forth below are the Company's responses to the Commission's comments given by letter dated June 19, 2006 from Amit Pande, Assistant Chief Accountant (the "Comment Letter"). The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Form 10-K for the Fiscal Year Ended September 30, 2005:

Consolidated Statements of Operations - page F-3

1. We note your response to comment 3 of our letter dated May 18, 2006 that substantially all of your expenses represent cost of services. We believe that you fall within the scope of Article 5 of Regulation S-X. Rule 5-03 of Regulation S-X requires you to present cost of services and selling, general and administrative expenses separately. Please tell us whether you have the information available to separately present cost of services on the face of your income statement. If you do not have this information available and believe that providing this information would involve undue cost and burden, please provide us with support for your determination, including your estimate of changes that would need to be made and the time and resources involved.

Securities and Exchange Commission
June 29, 2006
Page 2


Response:

      The Company does not have the information available to separately present cost of services on the face of its income statement. It does not currently maintain its records in a fashion that would permit it to readily obtain this information. We believe that if it were required that the Company comply with this request, it would involve undue cost and burden.

      The Company believes its detailed presentation is the most meaningful to a reader, particularly for a Company whose principal operations are that of a broker-dealer. The format of our financial statements is virtually identical to many other public company broker-dealers and investment service companies.

2. In future filings please disclose how you manage and analyze your financial results including how you determine the prices for your services, determine the proper cost structure, and manage the overall profitability of your business. Please provide us with your proposed future disclosure.

Response:

      The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services the Company provides to its customers. In executing customer orders to buy or sell a security in which the Company makes a market, the Company may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. The Company may also act as agent and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. The Company believes its mark-ups, mark-downs and commissions are competitive based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by the NASD. In order to increase revenues generated from these activities, the Company continuously seeks to hire additional registered representatives, and works with its current registered representatives to increase their productivity.

      The Company's registered representatives act as independent contractors, not as salaried employees. As such, payments to these persons are based on commissions generated, and represent a variable cost rather than a fixed cost of operating our business. Commission expense represents a significant majority of the Company's total expenses. The Company works to control its fixed costs in order to achieve profitability based upon its expectation of market conditions and the related level of revenues. Additionally, the Company requires most of its registered representatives to absorb their own overhead and expenses, thereby reducing the Company's share of the fixed costs.

Securities and Exchange Commission
June 29, 2006
Page 3


Note 3.b - Significant Agreements and Transactions-Capital Transactions, page
F-15

3. We note your response to comment 4 of our letter dated May 18, 2006. Please clarify how you determined that extending the maturity of the notes and warrants did not represent a modification of the debt instrument and EITF 96-19 is not applicable, especially considering your response to comment 6 of our letter dated March 20, 2006 that you did not determine the modification to not be substantial. Also provide us the specific guidance that indicates the modification is outside the scope of EITF 96-19 and supports your current accounting treatment.

Response:

      Upon expiration of the original notes (January 2004 and July 2005) and after fully amortizing the original debt discount (associated with the original fair value of the warrants), the Company mutually agreed with the lenders to issue new notes and to issue new warrants. As such, there was no modification of the debt agreements prior to their expiration, but rather new notes and new warrants were issued to the lenders. We apologize for any confusion created by our earlier response.

4. In the event you are unable to support your position that these amendments did not represent a modification, please respond to comment 4 of our letter dated May 18, 2006.

Response:

      Please see response to comment 3 above.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Note 10 - Subsequent Events, page 9

5. In your response to comment 5 of our letter dated May 18, 2006, you state that you consider the Series B Convertible Preferred Stock to be "conventional" in accordance with EITF 05-2. Please tell us how you determined the Series B Convertible Preferred Stock to have a mandatory redemption date and to be more akin to debt than equity, qualifying it for the exception included in paragraph 4 of EITF 00-19. Refer to Issue 3 of EITF 05-02.

Response:

      The Series B Convertible Preferred Stock is considered conventional. The Convertible Preferred Stock contains a provision that provides that the Convertible Preferred Stock may be redeemed only in a complete liquidation of all equity securities. According to EITF D-98, Classification and Measurement of Redeemable Securities, ordinary liquidation events which involve the redemption and liquidation of all equity securities should not result in a security being classified outside permanent equity. Since the redemption of the Convertible Preferred Stock is only required upon final liquidation of the Company, then that potential event need not be considered when determining the classification of the security. The Company also considered the guidelines of EITF 00-19 paragraphs 12 to 32, and EITF 05-02, in concluding that the Convertible Preferred Stock constitutes permanent equity.

Securities and Exchange Commission
June 29, 2006
Page 4


6. In the Series B Convertible Preferred agreement and the 11% Convertible Promissory Note agreement filed as Exhibits 3.5 and 4.2, respectively, in your Form 8-K filed January 18, 2006, we note that you hold an additional embedded conversion option - a Company Mandated Conversion option contingent upon specified closing prices of your common stock and the registration of the underlying shares of common stock and the registration of the underlying shares of common stock under the Securities Act. Please tell us how you accounted for and valued this embedded conversion option considering the guidance in paragraphs 11(a) and 12 of SFAS 133 and EITF 00-19.

Response:

      The Series B Convertible Preferred Stock is convertible into 1,333,333 shares of Common Stock of the Company at any time by the holders of the securities. The Convertible Promissory Notes are convertible into 1,000,000 shares of Common Stock of the Company at any time by the holders of the securities. The Company may require the security holders to convert the Convertible Preferred Stock into 1,333,333 shares of Common Stock of the Company and the Notes into 1,000,000 shares of Common Stock of the Company, if a higher targeted stock price of the Company's Common Stock is attained subsequent to the issuance of the Series B Preferred Stock and Notes. The conversion ratio and other terms of these securities are fixed and do not provide for any change in the number of shares to be issued upon such conversion. This is not a conversion right of the holders of the securities for which a value is required to be ascribed.

Securities and Exchange Commission
June 29, 2006
Page 5


      Please call the undersigned at (212) 417-8210 with any comments or questions regarding the Company's response and please send a copy of any written comments to the following party:

                             Mitchell Littman, Esq.
                               Littman Krooks LLP
                                655 Third Avenue
                               New York, NY 10017
                              Phone: (212) 490-2020
                               Fax: (212) 490-2990


                                           Very truly yours,


                                           /s/ Mark Goldwasser
                                           -------------------
                                           Mark Goldwasser
                                           President and Chief Executive Officer


cc:   National Holdings Corporation
      -----------------------------
      Robert H. Daskal

      Littman Krooks LLP
      ------------------
      Mitchell Littman, Esq.

      Marcum & Kliegman LLP
      ---------------------
      Mitchell Watt

      Securities and Exchange Commission
      ----------------------------------
      Matthew Komar, Staff Accountant